UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14f-1
Information Statement Pursuant to Section 14(f)
of The Securities Exchange Act of 1934
Notice of Change in the Majority of Directors
May 1, 2006
Thrifty Printing Inc.
(Exact name of registrant as specified in its charter)
Nevada
(State or other jurisdiction of incorporation)
333-122005
(Commission File Number)
N/A
(IRS Employer Identification No.)
101-4837 Canyon Ridge Cresent, Kelowna, B.C. V1W 4A1
(Address of principal executive offices and Zip Code) Registrant's telephone number, including area code 250-764-9701
________________________________________________________________
_____________________________
SCHEDULE 14f-1 - INFORMATION STATEMENT
INTRODUCTION
This information statement is being mailed on or about May 2, 2006 to you and other holders of record of the common stock of Thrifty Printing Inc. (Thrifty) as of the close of April 24, 2006. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action. On April 25, 2006, Mr. Harvey Lalach was appointed as President and CEO of the company. Additionally on April 25, 2006 he was appointed as a director of the company which will be effective upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. The appointments of Mr. Lalach is made in connection with an Affiliate Stock Purchase Agreement Dated April 25, 2006 with Mr. Yang Wu and Mr. Pei Ru Wu to acquire 1,662,500 of our common voting shares by Harvey Lalach and Athanasios Skarpelos.. The shares acquired will represent 51.95% of the outstanding shares of the company. The acquisition of the Thrifty shares is an arm's length transaction. Thrifty is in the business of on-line photofinishing..
VOTING SECURITIES
The authorized capital stock of our company consists of 25,000,000 shares of common stock with a par value of $0.001 per share of which 3,200,000 shares of common stock are issued and outstanding. We do not have any other capital stock authorized or issued.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT As of the record date, April 25, 2006, we had a total of 3,200,000 shares of common stock ($.001 par value per common share) issued and outstanding.
The following table sets forth, as of April 25, 2006, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than 5% of our common stock, as well as by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of
Beneficial Owner
Amount and Nature
of
Beneficial
Ownership(1)
Percentage
of Class(1)
Athanasias Skarpelos
14, Rue Kleberg Ch-1201
Geneva Switzerland
1,562,500
Direct Ownership
48.8%
Harvey Lalach
101-4837 Canyon Ridge
Cresent.
Kelowna, BC  V1W 4A1
100,000 shares
Direct Ownership
3.1%






(1)	Based on 3,200,000 shares of common stock issued and
outstanding as of April 25, 2006. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
CHANGE IN CONTROL
The change in control is occurring primarily as a result of a Stock Purchase Agreement with Yang Wu and Pei Ru Wu to acquire 1,662,500 shares by Harvey Lalach and Athanasios Skarpelos. The shares acquired will represent 51.95% of the outstanding shares of the company. Our acquisition of the Thrifty shares is an arm's length transaction. Thrifty is in the business of on-line photofinishing..

LEGAL PROCEEDINGS
We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party. DIRECTORS AND EXECUTIVE OFFICERS
The following information relates to those individuals who will be our directors and executive officers April 25, 2006 upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:
Name
Position Held
with the Company
Age
Date First Elected or
Appointed
Harvey Lalach
Director, C.E.O. and
President
40
April 25, 2006





Business Experience
The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.
Harvey Lalach
Mr. Lalach has been appointed our President and C.E.O. effective April 25, 2006.Additional he was appointed a Director of the Company on April 25, 2006 which will become effective upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
Mr. Lalach has been involved with public companies for the past
20 years.  Most recently he served as President, CEO and
Director for a public Oil and Gas exploration and development company based out of Calgary, Alberta from September, 2002 to September 2005.
Mr. Lalach has also been involved in a number of small start-up companies as well as reorganization of previously run companies.
He has extensive experience in the management and administration of listed public companies.
Family Relationships
There are no family relationships among our current or proposed directors or officers.
Board and Committee Meetings
The Board of Directors of our company held no formal meetings during the year ended September 30, 2005. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada
General Corporate Law and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.
For the year ended September 30, 2005 the company did not have any standing committees of the Board of Directors...  We
currently do not have nominating, compensation committees or committees performing similar functions. Our Board does not believe that it is necessary to have a nominating committee because it believes that the functions of a nominating committee can be adequately performed by the Board of Directors, consisting of Yang Wu and Ru Pei Wu  at present.  In its
capacity as a nominating committee, our Board has determined that it does not have any members that qualify as independent as the term is used in Item 7(d)(2)(ii)(D) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. We believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at more advanced level. We do not have a nominating committee charter. We do not currently have any specific or minimum criteria for nominees to our Board of Directors and we do not have any specific process or
procedure for evaluating such nominees. The entire Board
assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.
Audit Committee
At the present time, the Company's Audit Committee is comprised of Mr. Yang Wu and Mr Pei Ru Wu. During fiscal 2005, there were no meetings held by this Committee. The business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.
Involvement in Certain Legal Proceedings
Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:
1.	any bankruptcy petition filed by or against any business of
which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to
a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.	being subject to any order, judgment, or decree, not
subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
4.	being found by a court of competent jurisdiction (in a
civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.
CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS
None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.
To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Remuneration of Directors and Executive Officers
The following table sets forth the compensation paid to our President and Chief Executive Officer and key persons earning over $100,000 in total annual salary and bonus, for all services rendered in all capacities for the fiscal year ended September
30, 2005:
SUMMARY COMPENSATION TABLE


Annual
Compensation
Long Term
Compensation(1)






Awards
Payou
ts

Name and
Principal
Position
Year
Sala
ry
Bonu
s
Other
Annua
l
Compe
n-
satio
n
Securi
ties
Underl
ying
Option
s/
SARs
Grante
d
Restr
icted
Share
s or
Restr
icted
Share
Units
LTIP
Payou
ts
All
Other
Compe
n-
satio
n
Yang Wu
President,
CEO, Director
2005
Nil
Nil
Nil
Nil
Nil
Nil
Nil
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-
End Values
There were no stock options granted during fiscal 2005 and there were no stock options outstanding as at September30, 2005
Stock Options and Stock Appreciation Rights
There were no grants of stock options or stock appreciation rights made during the fiscal year ended March 31, 2005 to our executive officers and directors and there were no stock options or stock appreciation rights outstanding on September 30, 2005. Long-Term Incentive Plans
There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.
We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.
Compensation Of Directors
We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered as a director in the year ended September 30, 2005.
We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.
Employment Contracts
We currently do not have any employment agreements with any of our directors, officers or any other persons.
There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.
We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Thrifty Printing Inc.
/s/ Harvey Lalach
Harvey Lalach, President
Date: May 1, 2006
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